UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 14, 2026

Commission File Number: 001-34862

FANG HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 14, 2026, Fang Holdings Limited (the “Company”) received a copy of a proposed Schedule 13D (the “Schedule 13D”), which is a beneficial ownership report required to be filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, from ACE Smart Investments Limited ( “ACE Smart”), a major shareholder of the Company. ACE Smart has informed the Company that it expects to file the Schedule 13D with the SEC. The Schedule 13D relates to disclosures regarding privately negotiated transfers of the Company’s shares owned by ACE Smart to two investors.

The Company is not a party to the transactions described in the Schedule 13D and is not in a position to agree or disagree with the disclosures contained therein.

A copy of the proposed Schedule 13D is being furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	SC 13D/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FANG HOLDINGS LIMITED

Date: January 14, 2026	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman